SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR STATEMENT RE: THE BUSINESS MAGAZINE



"There is no truth to the article in The Business Magazine this morning. Neither Ryanair, nor any of its representatives have made any statements to this magazine".



Ends:                                                    Thursday 22nd Feb 2007



For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300


Responsibilty Statement:

The directors of Ryanair accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 February, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director